The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

M5H 1H1

Canada

December 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Annual Report on Form 40-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that The Bank of Nova Scotia has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended October 31, 2013, which was filed with the U.S. Securities and Exchange Commission on December 6, 2013.

Sincerely,

The Bank of Nova Scotia

By:	/s/ Deborah M. Alexander
	Name:	Deborah Marjorie Alexander
	Title:	Executive Vice President, General Counsel &Secretary